FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 29 June 2007


                               File no. 0-17630


                             Total Voting Rights


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Total Voting Rights



               CRH plc ("the Company") Voting Rights and Capital
                            -----------------------



In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, CRH plc announces that:


The total number of Ordinary Shares of EUR0.32 each in issue as at the date of this notice is 546,087,303. Each Ordinary Share carries one vote. The Company holds no Treasury Shares.


The total number of voting rights is, therefore, 546,087,303.


The above figure 546,087,303 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CRH plc under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.



29th June 2007


Contact

Neil Colgan
Assistant Company Secretary
Tel: 00 3531 6344340

                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  29 June 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director